

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via Facsimile</u>
Ms. Anthea Chung
Chief Financial Officer
JA Solar Holdings Co., Ltd.
No. 36, Jiang Chang San Road
Zhabei, Shanghai
The People's Republic of China

     Re: JA Solar Holdings Co., Ltd.
              Form 20-F for the year ended December 31, 2010
              Filed April 26, 2011
              File No. 001-33290

Dear Ms. Chung:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Kevin L. Vaughn for

                         Jeff Jaramillo
                         Accounting Branch Chief